SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013

Coca-Cola Hellenic Bottling Company S.A.
Coca-Cola HBC AG

(Translation of Registrant’s Name Into English)

Coca-Cola Hellenic Bottling Company S.A. 9 Fragoklissias Street 151 25 Maroussi, Athens Greece 011-30-210-618-3137	Coca-Cola HBC AG Baarerstrasse 14 CH-6300 Zug Switzerland +41 41 561 32 43

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ☒      Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      ☐      No     ☒

Table of Contents

Press Release of 16 May 2013 — Coca-Cola Hellenic Bottling Company S.A. and Coca-Cola HBC AG announce Results for the Three Months Ended 29 March 2013.

RESULTS FOR THE THREE MONTHS ENDED 29 MARCH 2013

FIRST QUARTER HIGHLIGHTS

	Q1	Q1%
	2013	2012	Change
Volume (m unit cases)	426.7	427.0	—
Net Sales Revenue (€ m)	1,431.9	1,433.4	—
Net Sales Revenue per Unit Case (€)	3.36	3.36	—
Currency Neutral Net Sales Revenue per Unit Case (€)	3.38	3.36	1%
Comparable Cost of Goods Sold	949.2	940.2	1%
Comparable EBIT (€ m)	(1.0)	(1.1)	9%
Comparable Net Loss (€ m)	(15.9)	(19.1)	17%
Comparable EPS (€)	(0.04)	(0.05)	20%

Note : Comparative amounts for the first quarter of 2012 have been adjusted where necessary to reflect the impact of newly adopted accounting standards in 2012 as detailed in note 1 to the condensed consolidated interim financial statements.

First Quarter 2013

•                  Volume: In the first quarter of 2013 we maintained total volume in line with the prior year period. Volume increased by 7% in our emerging markets, fully offsetting 3% and 7% declines in our developing and established markets respectively.

•                  Sales: Total net sales revenue was flat, while currency neutral net sales revenue per case increased by 1%, marking the seventh consecutive quarter of increase.

•                  Comparable operating profit (EBIT): The benefits from our revenue growth initiatives as well as lower operating expenses offset higher input costs as well as the negative impact from currency fluctuations, resulting in marginally better operating performance versus the prior year quarter.

•                  First Quarter 2013: We gained or maintained volume shares in sparkling beverages in the majority of our markets including Austria, Ireland, Greece, the Czech Republic, Russia, Romania, Ukraine and Bulgaria.

•                  Free Cash Flow: In the first quarter we registered a cash outflow of €40 million, compared to an outflow of €32 million in the same prior year period.

•                  Dividend: The Board of Directors of Coca-Cola HBC AG decided to propose the distribution of a €0.34 dividend per share.

Dimitris Lois, Chief Executive Officer of Coca-Cola HBC AG, commented:

“During the first quarter of the year, our emerging markets once again registered solid volume growth. At the same time, we continued to show resilience in our established and developing markets, despite persistently challenging trading conditions and the unseasonably cold weather experienced across most of Europe in March. Against this backdrop, volumes grew in all key product categories, with the exception of water and a marginal decline in juice. Further, we continued to focus on our top line with currency neutral net sales revenue per case increasing for the seventh consecutive quarter.

For the remainder of 2013, we anticipate that economic and trading conditions will remain challenging, particularly in our established markets.  We expect to make further progress in driving operational performance and delivering on our strategic commitments: winning in the marketplace, improving our currency neutral net sales revenue per case and focusing on cost leadership through disciplined working capital management and tight operating expenses control.

Our admission to the premium listing segment of the London Stock Exchange was successfully completed on 29 April 2013, alongside our Athens and New York listings.  We believe that our premium listing will enhance liquidity of our stock and increase our access to the international capital markets.”

SPECIAL NOTE REGARDING THE INFORMATION SET OUT HEREIN

Unless otherwise indicated, the condensed consolidated interim financial statements and the financial and operating data or other information included herein relate to Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries (“Coca-Cola Hellenic” or the “Company” or “we” or the “Group”) and does not reflect information relating to Coca-Cola HBC AG (“Coca-Cola HBC”), which became the new holding company of the Group in April 2013.

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as “believe”, “outlook”, “guidance”, “intend”, “expect”, “anticipate”, “plan”, “target” and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, our outlook for 2013 and future years, business strategy and the effects of the global economic slowdown, the impact of the sovereign debt crisis, currency volatility, our recent acquisitions, and restructuring initiatives on our business and financial condition, our future dealings with The Coca-Cola Company, budgets, projected levels of consumption and production, projected raw material and other costs, estimates of capital expenditure, free cash flow, effective tax rates and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate. Our actual results and events could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (File No 1-31466).

Although we believe that, as of the date of this document, the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we, Coca-Cola HBC nor our or Coca-Cola HBC’s directors, employees, advisors nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. After the date of the condensed consolidated interim financial statements included in this document, unless we or Coca-Cola HBC are required by law to update these forward-looking statements, we and Coca-Cola HBC will not necessarily update any of these forward-looking statements to conform them either to actual results or to changes in our expectations.

Reconciliation of Reported to Comparable Financial Indicators

Group Financial Results		First quarter 2013
(numbers in € million except per share data)	COGS(1)	Gross Profit(2)	Operating Expenses(3)	EBIT(4)	Adjusted EBITDA(5)	Net Loss(6)	EPS(7) (€)
Reported	(951.5)	480.4	(485.5)	(11.3)	83.3	(24.4)	(0.07)
Restructuring costs	—	—	—	6.2	6.2	5.4	0.02
Commodity hedging(8)	2.3	2.3	—	2.3	2.3	1.5	—
Non-recurring items(9)	—	—	1.8	1.8	1.8	1.6	0.01
Comparable	(949.2)	482.7	(483.7)	(1.0)	93.6	(15.9)	(0.04)

Group Financial Results		First quarter 2012(10)
(numbers in € million except per share data)	COGS(1)	Gross Profit(2)	Operating Expenses(3)	EBIT(4)	Adjusted EBITDA(5)	Net Loss(6)	EPS(7) (€)
Reported	(938.0)	495.4	(494.3)	(12.3)	81.7	(28.9)	(0.08)
Restructuring costs	—	—	—	13.4	12.8	11.3	0.03
Commodity hedging(8)	(2.2)	(2.2)	—	(2.2)	(2.2)	(1.5)	—
Non-recurring items(9)	—	—	—	—	—	—	—
Comparable	(940.2)	493.2	(494.3)	(1.1)	92.3	(19.1)	(0.05)

(1)              Reported COGS refers to cost of goods sold.

(2)              Reported Gross Profit refers to gross profit.

(3)              Reported Operating Expenses refers to operating expenses.

(4)              Reported EBIT refers to operating loss.

(5)              Adjusted EBITDA refers to operating loss before deductions for depreciation and impairment of property, plant and equipment (included both in cost of goods sold and in operating expenses), amortisation and impairment of and adjustments to intangible assets, employee share options and other non-cash items, if any (refer to ‘Supplementary information’ section).

(6)              Reported Net Loss refers to loss after tax attributable to owners of the parent.

(7)              Reported EPS refers to basic earnings per share.

(8)              The Group has entered into certain commodity derivatives transactions in order to mitigate its exposure to commodity price risk. Although these transactions are economic hedging activities that aim to manage our exposure to sugar and aluminium price volatility, they do not qualify for hedge accounting. The fair value gains and losses on the derivatives are immediately recognised in the income statement in the cost of goods sold line item. The Group’s comparable results exclude the unrealised gains or losses resulting from the mark-to-market valuation of this hedging activity. These gains or losses will be reflected in the comparable results in the period when the underlying transactions will occur, to match the profit or loss impact of the underlying transactions.

(9)              Non-recurring items refer mainly to the loss resulting from cash deposits over €100,000 in Cypriot banks.

(10)       Comparative amounts for the first quarter 2012 are adjusted to reflect the impact of newly adopted accounting standards in 2012, as detailed in note 1 to the condensed consolidated interim financial statements.

Group Operational Review

Unit case volume remained stable in the first quarter of 2013. Given the seasonality of our business, the first quarter typically reflects lower volumes and is not indicative of full year performance. Economic and trading conditions remained challenging across most of our territories, particularly in our established markets, where conditions deteriorated, driven by political and fiscal developments in Italy and Cyprus. Among other factors, on-going austerity measures continued to negatively affect disposable income and the level of unemployment continued to rise. In addition, unseasonably cold weather in Central and Eastern Europe during March 2013, the month with the highest weight in the quarter, had an adverse impact on full quarter volume. The resilience that our business continued to exhibit overall, as well as the strong performance in our emerging markets enabled us to grow our volume in all key categories in the first quarter of the year, with the exception of water and a marginal volume decline in the juice category.

We continue to win in the market place. In the first quarter of 2013, we gained or maintained volume share in sparkling beverages and value share in the non-alcoholic ready-to-drink beverages (“NARTD”) category in the majority of our markets. Some of the markets in which we gained or maintained volume share in sparkling beverages include Austria, Ireland, Greece, the Czech Republic, Russia, Romania, Ukraine and Bulgaria. In the NARTD category, we gained or maintained value share in Italy, Switzerland, the Czech Republic, Hungary, Russia and Romania, among others.

Our volume performance in the first quarter of the year reflects the key category priorities we have set for our business. Specifically, our premium sparkling beverages volume grew by 2% in the quarter, reflecting a 10% increase in our emerging markets which more than offset a 5% decline in our established markets and flat volume in our developing markets. Volume of trademark Coca-Cola products increased by 2% in the first quarter of the year. Coca-Cola Zero grew by 10% in the first quarter of the year, registering growth in all three reporting segments.  Volume increased by 6% in our Ready-to-drink tea category in the quarter, driven by a 23% growth in our emerging markets, particularly Russia. Volume in our energy category grew by 8% year-over-year, marking the twelfth consecutive quarter of growth. Volume in our juice category posted a marginal decline in the first quarter, as a 5% growth in our emerging and 3% growth in our developing markets were more than offset by a 20% decline in our established markets. Volume declined by 9% in the water category in the first quarter of the year.

Despite unfavourable weather conditions in key countries, as well as the continuous shift in demand towards at-home consumption and organised trade, first quarter volume of single-serve packages posted only a marginal decline year-over-year. At the same time, our occasion-based brand, package, price and channel strategy (“OBPPC”) enabled us to increase currency neutral net sales revenue per unit case for the seventh consecutive quarter. On a currency neutral basis, net sales revenue per unit case increased by 1% in the first quarter of 2013, compared to a 5% increase in the first quarter of 2012.

Currency neutral input costs per case posted a marginal increase in the first quarter of the year driven by higher EU sugar and aluminium prices. Overall, the input costs environment has evolved in line with our expectations. Once again, our revenue growth initiatives more than offset the increase of total input costs in absolute terms.

Comparable operating expenses as a percentage of net sales revenue declined by 70 bps in the quarter, reflecting our focus on improving operational efficiency across our business.

Our comparable operating profit (EBIT) was stable year over year, as the benefits from our revenue growth initiatives and the lower operating expenses fully offset higher input costs and the negative impact from currency fluctuations.

During the first quarter of the year, we incurred €6.2 million in pre-tax restructuring charges. We continue to execute on our restructuring plans for 2013, which are expected to create a more agile and efficient organisation.

In the first quarter we registered a free cash outflow of €40 million, compared to an outflow of €32 million in the same period last year. We are committed to maintaining strong discipline in working capital management, with the aim to drive solid free cash flow generation in the full year.

At Coca-Cola Hellenic we are aware of the substantial impact that we have in the communities in which we operate. We seek to create value for these communities and build our reputation as a trusted partner and a positive force for change. On 22 March, the 2013 World Water Day - themed International Year of Water Cooperation - was celebrated across Coca-Cola Hellenic countries. Among them, our Nigerian operation celebrated by collaborating with schools, communities and the Government to improve access to clean water in Nigeria.

We also continue to leverage the great assets that are part of the Coca-Cola System. In January, the Sochi 2014 Organizing Committee and its partners, including The Coca-Cola Company, presented the torches for the Sochi 2014 Olympic and Paralympic flame relays. In parallel, the Coca-Cola “Carry the Olympic Flame Vlivaisya!” exhibition opened in Moscow. An interactive section of the exhibition allows visitors to touch the Olympic symbol, take photos and apply to participate in the Olympic Torch Relay. On 24 January the exhibition started to tour in 13 Russian cities.

Recent developments

On 25 April 2013 Coca-Cola HBC acquired 96.85% of all issued Coca-Cola Hellenic shares, including shares represented by American depositary shares, and became the new parent company of the Group following successful completion of its voluntary share exchange offer. On 29 April 2013 trading in Coca-Cola HBC shares commenced on the premium segment of the LSE (Ticker symbol: CCH) and on the Athens Exchange (Ticker symbol: EEE) and regular way trading in Coca-Cola HBC ADSs commenced on the NYSE (Ticker symbol: CCH). As a result, all of the Coca-Cola Hellenic stock options were cancelled and replaced by an equal number of Coca-Cola HBC stock options on substantially equivalent terms.

Coca-Cola HBC expects to submit its request to the Hellenic Capital Market Commission (the “HCMC”) to initiate the statutory buy-out procedure soon.  The initiation of the buy-out procedure will be announced by Coca-Cola Hellenic upon submission by Coca-Cola HBC of its request to the HCMC, and details of the buy-out procedure will be announced by Coca-Cola HBC upon approval of its request by the HCMC.

On 15 May 2013 the Board of Directors of Coca-Cola HBC decided to propose to its shareholders the distribution of a €0.34 dividend per share. The dividend is to be paid out of Coca-Cola HBC’s capital contribution reserves. The declaration of such dividend will be subject, among other things, to the shareholders’ approval at an extraordinary general meeting of Coca-Cola HBC which is still to be convened.

Operational Review by Reporting Segment

Established markets

	Q1	Q1%
	2013	2012	Change
Volume (m unit cases)	141.9	153.2	-7%
Net sales revenue (€ m)	570.5	620.2	-8%
Net Sales Revenue per Unit Case (€)	4.02	4.05	-1%
Currency Neutral Net Sales Revenue per Unit Case (€)	4.04	4.05	—
Operating profit (EBIT in € m)	3.4	8.7	-61%
Comparable operating profit (Comparable EBIT in € m)	11.1	17.7	-37%

Note: Comparative numbers for the first quarter 2012 are adjusted to reflect the impact of newly adopted accounting standards in 2012 as detailed in Note 1 to the condensed consolidated interim financial statements.

•                  Unit case volume in our established markets segment decreased by 7% in the first quarter of 2013, following a 2% decline in the comparable prior year period. Weakness in all key categories in Greece and Italy were the main drivers of the volume decline in the established markets segment during the quarter.

•                  Net sales revenue declined by 8% in the first quarter. Lower volume, unfavourable price mix and negative currency translation impact more than offset the benefits of improved category mix on net sales revenue. Currency neutral revenue per case posted a marginal decline in the first quarter of the year.

•                  Volume in Italy declined by high single-digits in the first quarter, as the political challenges following the failure to produce a government after February’s elections increased volatility and uncertainty in the economic and trading environment. Austerity measures still resulted in lower disposable income, and unemployment continued to rise. Volume pressure was more evident in water, which declined by mid-teens in the quarter. A 21% volume increase in Coca-Cola Zero supported volume in the sparkling beverages category in the first quarter. We expect volatility to continue, in anticipation of the ongoing political, fiscal and economic developments in the country.

•                  Volume in Switzerland posted a marginal decline in the first quarter of the year. Unseasonably cold weather during March had an adverse impact on demand, particularly in the immediate consumption channel. Easter-related promotion in organised trade supported a mid single-digit volume increase in RTD-Tea and a low single-digit increase in the juice category. Coca-Cola Zero continued its positive trend, with volume increasing by low single-digits in the first quarter of the year.

•                  Volume in Ireland declined by mid single-digits in the first quarter of the year, with March 2013 being the coldest ever recorded in the country. The volume decline was driven by the water category, which declined by mid-teens in the first quarter. Among sparkling beverages, Fanta grew by mid single-digits, supported by the successful launch of the Fanta Peach and Apricot flavour. Package mix continued to improve, driven by sparkling beverages and particularly 350ml PET and 330ml can packages, while we maintained our volume share in the sparkling beverages category in the first quarter.

•                  Volume in Greece declined in the high-teens in the first quarter. Disposable income is still under pressure as the latest wave of austerity measures is filtering through the real economy. At the same time, unemployment has reached 27% in March. Weakness is apparent across our product portfolio, driven mainly by water and juice. Sparkling beverages continue to fare better, registering low double-digits decline in the quarter, supported by a marginal decline in Sprite. In the first quarter of the year, we maintained our volume share in the sparkling beverages category

•                  Comparable operating profit in the established markets segment declined to €11 million in the first quarter. Lower volume and higher EU sugar cost more than offset the benefits from our restructuring initiatives and tighter operating expenses management in the first quarter.

Developing markets

	Q1	Q1%
	2013	2012	Change
Volume (m unit cases)	76.8	79.4	-3%
Net sales revenue (€ m)	217.2	229.2	-5%
Net Sales Revenue per Unit Case (€)	2.83	2.89	-2%
Currency Neutral Net Sales Revenue per Unit Case (€)	2.85	2.89	-1%
Operating loss (EBIT in € m)	(14.9)	(13.6)	-10%
Comparable operating loss (Comparable EBIT in € m)	(14.8)	(10.0)	-48%

Note: Comparative numbers for the first quarter 2012 are adjusted to reflect the impact of newly adopted accounting standards in 2012 as detailed in Note 1 to the condensed consolidated interim financial statements.

•                  Unit case volume in our developing markets segment decreased by 3% in the first quarter, following flat volume performance in the comparable prior year period.

•                  Net sales revenue declined by 5% in the first quarter, as the benefit from improved category mix, was more than offset by the negative impact of lower volume, unfavourable price mix and negative currency translation. Currency neutral net sales revenue per case declined by 1% in the first quarter.

•                  Volume in the Czech Republic increased by mid single-digits in the first quarter of the year, while we gained volume share in the sparkling and value share in the total NARTD beverages. Volume of Trademark Coca-Cola products grew by low double-digits, driven by a mid-teens increase in Coca-Cola Regular and a low double-digit increase in Coca-Cola Zero. Fanta registered strong double-digit growth on the back of the successful launch of the Fanta Peach and Apricot flavour. Our RTD-Tea category grew by high single-digits, reflecting the launch of Nestea White with Stevia in March. Overall conditions remain volatile in the country, while a 1 percentage point VAT increase took effect as of 1 January 2013.

•                  Volume in Poland declined by mid single-digits in the first quarter of the year. Cold weather in March, particularly during the week before Easter, had an adverse impact on volume performance in the quarter. Among sparkling beverages, Coca-Cola Zero grew by low single-digits, while Fanta volume increased by high single-digits, reflecting successful activation in organised trade around our 1.75L PET packages. Juice posted strong double-digit growth mainly as a result of successful execution in 1L PET in both organised and traditional trade.

•                  Volume in Hungary declined by mid single-digits in the first quarter of the year. Overall conditions remained volatile with consumer confidence among the lowest in Europe and unemployment running in double-digits. Coca-Cola Zero was the best performer among sparkling beverages posting double-digit growth for another quarter. Volume in the energy category more than doubled for a second quarter in a row, mainly reflecting the strong performance of recently launched Burn Blue and Monster Rehab. Package mix improved, driven by sparkling and particularly the performance of 330ml cans.

•                  Developing markets posted losses of €15 million at the operating level in the first quarter. Increased raw material costs and lower volumes, more than offset the benefits from lower operating expenses as a result of our ongoing restructuring initiatives.

Emerging markets

	Q1	Q1%
	2013	2012	Change
Volume (m unit cases)	208.0	194.4	7%
Net sales revenue (€ m)	644.2	584.0	10%
Net Sales Revenue per Unit Case (€)	3.10	3.00	3%
Currency Neutral Net Sales Revenue per Unit Case (€)	3.12	3.00	4%
Operating profit / (loss) (EBIT in € m)	0.2	(7.4)	n/a
Comparable operating profit / (loss) (Comparable EBIT in € m)	2.7	(8.8)	n/a

Note: Comparative numbers for the first quarter 2012 are adjusted to reflect the impact of newly adopted accounting standards in 2012 as detailed in Note 1 to the condensed consolidated interim financial statements.

•                  Unit case volume in our emerging markets segment grew by 7% in the first quarter of the year, following a 3% decline in the comparable prior year period.

•                  Net sales revenue grew by 10% in the first quarter, benefitting from higher volumes, as well as positive price and category mix, which more than offset the negative impact from currency translation. Currency neutral revenue per case grew by 4% in the first quarter of the year.

•                  Volume in Russia grew by high single-digits in the first quarter, following a mid single-digit increase in the comparable prior year period. In January we successfully rolled-out SAP Wave 2 in the country with no business disruptions. For a third quarter in a row, growth was broad-based with all major categories posting higher volume, except water. The positive impact of our OBPPC initiatives and strong execution of Sochi Winter Olympic Games sponsorship with focus on the October Olympic Torch Relay supported a 13% growth in brand Coca-Cola, marking the tenth consecutive quarter of volume and share expansion. Our RTD-Tea category registered strong double-digit growth reflecting the increased distribution of 1L PET as well as the continuous solid performance of 1.75L PET. Volume in our juice category grew by low double-digits, with growth coming from both our mainstream brand Dobry, which posted mid-teens growth, as well as our premium brand Rich, which was up by strong double-digits in the quarter. In the first quarter we grew volume and value share in both sparkling and the total non-alcoholic, ready-to-drink beverages.

•                  Volume in Nigeria grew in the high teens in the first quarter of the year, following a low double-digit decline in the corresponding period last year. In addition to the favourable base effect created by the negative impact of last year’s nation-wide strikes, our focus on route-to-market execution contributed to our performance in the first quarter, with all key categories growing in the double-digits. In sparkling, brand Coca-Cola posted strong double-digit growth, while Sprite grew in the high-teens and Fanta in the low double-digits. Increased product availability continues to support growth in our juice and water categories.

•                  Volume in Romania declined by mid single-digits in the first quarter, with our water category being the biggest contributor to this short-fall. Among sparkling beverages, Coca-Cola Zero remained the key growth driver, as volume increased in the mid-teens in the first quarter. Coca-Cola Regular grew by low single-digits, supported by the successful implementation of our “Polar Bear” campaign. Successful activation in the organized trade contributed to a mid single-digit increase in our RTD-Tea category. Package mix, improved in the first quarter of the year driven by both water and sparkling beverages.

•                  Volume in Ukraine grew by low single-digits in the first quarter of the year, following a low double-digit decline in the comparable prior year quarter. Overall, the economic environment in the country remains fragile, impacting consumer demand. Trademark Coca-Cola products posted strong double-digit growth, reflecting the successful execution of our strategy regarding the 1.5L frequency package. On the other hand, volume in our water category declined in the double-digits.

•                  Comparable operating profit in the emerging markets segment reached €3 million compared to €9 million operating losses in the same period last year. Higher volume, improved category mix as well as the benefits of our revenue growth initiatives more than offset the negative impact of higher total operating expenses and currency fluctuations.

Business Outlook

For the remainder of the year, we expect the challenging economic and trading conditions to persist across most of our territories, particularly in our established markets. Economic uncertainty and austerity measures are expected to continue to lead to lower disposable income and increased unemployment across the Eurozone.

Our strategic priorities remain unchanged. We are focusing on growing currency neutral revenue per case, through OBPPC-driven initiatives, while continuing to reinforce our position in the marketplace. At the same time, addressing affordability is a key element of our strategy in order to remain relevant to our consumers.

We have clear category priorities in pursuing our strategy in the marketplace. We are focused on growing volume and value shares in the sparkling beverages, tea and energy categories. In the juice category, we maintain a selective approach focusing on immediate consumption and the most profitable future consumption packages on a country-by-country basis. In the water category, our goal is to grow value ahead of volume by focusing on single-serve packages, as well as the most profitable multi-serve packages.

We continue to expect currency neutral revenue per unit case in 2013 to grow year-on-year, albeit at a slower pace than that registered in 2012, and for currency neutral input costs per case to increase by low single-digits, driven by EU sugar, resin and aluminium prices.

We also continue to execute our 2013 restructuring plans and we remain confident we can achieve the announced benefits. We expect the initiatives already taken in 2012 and those that we will take in 2013 to yield approximately €65 million in total benefits in 2013. We continue to expect to incur costs of approximately €50 million from restructuring initiatives in 2013 that are expected to yield €30 million in annualised benefits from 2014 onwards.

Based on current spot rates, we still expect a negative impact from currency fluctuations in 2013, albeit lower than in 2012.

We reiterate our expectations for a comparable effective tax rate for the mid-term in the range of 23-25%.

During the three year period ending 31 December 2015, we aim to generate free cash flow of approximately €1.3 billion. Net capital expenditure over the medium-term is expected to range between 5.5% and 6.5% of net sales revenue, reflecting our commitment to investing in the long-term development of our business.

We manage our business for the long-term. We are confident that we have the right strategy to grow in a sustainable and profitable way, leveraging some of the world’s best known and loved brands in an attractive diversified geographic footprint, characterized by low per capita consumption and market share growth opportunities.

Group Financial Review

Selected income statement and other items

	First quarter
	2013 € million	2012(3) € million	% Change
Volume (m unit cases)	426.7	427.0	—
Net sales revenue	1,431.9	1,433.4	—
Net Sales Revenue per Unit Case (€)	3.36	3.36	—
Currency Neutral Net Sales Revenue per Unit Case (€)	3.38	3.36	1%
Cost of goods sold	(951.5)	(938.0)	1%
Comparable cost of goods sold(1)	(949.2)	(940.2)	1%
Gross profit	480.4	495.4	-3%
Comparable gross profit(1)	482.7	493.2	-2%
Operating expenses	(485.5)	(494.3)	-2%
Comparable operating expenses(1)	(483.7)	(494.3)	-2%
Operating loss (EBIT)	(11.3)	(12.3)	8%
Comparable operating loss (EBIT)(1)	(1.0)	(1.1)	9%
Adjusted EBITDA(2)	83.3	81.7	2%
Comparable adjusted EBITDA(1)	93.6	92.3	1%
Total net finance costs	(19.7)	(21.8)	-10%
Tax	6.6	5.3	25%
Loss after tax attributable to owners of the parent	(24.4)	(28.9)	16%
Comparable loss after tax attributable to owners of the parent(1)	(15.9)	(19.1)	17%
Basic losses per share (€)	(0.07)	(0.08)	13%
Comparable basic losses per share (€)(1)	(0.04)	(0.05)	20%
Net cash from operating activities(2)	12.4	38.2	-68%
Capital expenditure(2)	(52.0)	(69.9)	-26%
Free cash flow(2)	(39.6)	(31.7)	-25%

(1)         Refer to the ‘Reconciliation of Reported to Comparable Financial Indicators’ section.

(2)         Refer to ‘Supplementary Information’ section.

(3)         Comparative numbers for the first quarter 2012 are adjusted to reflect the impact of newly adopted accounting standards in 2012 as detailed in Note 1 to the condensed consolidated interim financial statements.

Net sales revenue

Net sales revenue per unit case remained flat during the first quarter of 2013 compared to the respective prior year period on a reported basis. On a currency neutral basis, net sales revenue per unit case increased by 1% in the first quarter of 2013 compared to the respective prior year period.

Cost of goods sold

Comparable cost of goods sold increased by 1% during the first quarter of 2013, compared to the respective prior year period while comparable cost of goods sold per unit case increased by 1%,  reflecting higher commodity costs driven by higher EU sugar and aluminium prices.

Gross profit

Comparable gross profit margin decreased from 34.4% in the first quarter of 2012 to 33.7% in the first quarter of 2013. On a per unit case basis, comparable gross profit decreased by approximately 2% during the first quarter of 2013 compared to the respective prior year period. On a currency neutral basis, comparable gross profit per unit case also decreased by 1% during the first quarter of 2013 compared to the respective prior year period.

Operating expenses

Comparable operating expenses on a currency neutral basis decreased by 2% during the first quarter of 2013 versus the respective prior year period, reflecting the benefits of our restructuring initiatives as well as lower year over year sales and marketing expenses.

Operating loss

Comparable operating loss decreased by 9% and operating margin remained flat in the first quarter of 2013, compared to the respective prior year period.

Total net finance costs

Total net finance costs, decreased by €2.1 million during the first quarter of 2013, compared to the respective prior year period, mainly due to lower interest expenses.

Tax

On a comparable basis, Coca-Cola Hellenic’s effective tax rate for the first quarter of 2013 was approximately 23% compared to 17% in the first quarter of 2012. The Group’s effective tax rate varies quarterly depending on the mix of taxable profits by territory, non-deductibility of certain expenses, non-taxable income and other one-off tax items across its territories.

Loss after tax attributable to owners of the parent

On a comparable basis, loss after tax attributable to owners of the parent was €16 million in the first quarter of 2013, compared to loss after tax attributable to owners of the parent of €19 million in prior year period, driven by lower operating losses and net finance costs and increased tax credits.

Net cash from operating activities

Net cash from operating activities was €12 million in the first quarter of 2013 versus €38 million in the respective prior year period, as the benefits of the reduced tax paid and the favourable phasing of the capital expenditure outflows were more than offset by increases in working capital. Cash outflow from operating activities net of capital expenditure was €40 million in the first quarter of 2013, compared to a cash outflow of €32 million in the same period of the prior year.

Capital expenditure

Capital expenditure, net of receipts from the disposal of assets and including principal repayments of finance lease obligations, amounted to €52 million in the first quarter of 2013, compared to €70 million in the respective prior year period, mainly due to different time phasing of cash outflows.

Supplementary Information

The financial measures Adjusted EBITDA, Capital Expenditure and Free Cash Flow consist of the following reported amounts in the condensed consolidated financial statements:

	First quarter
	2013 € million	2012(1) € million
Loss after tax	(24.4)	(28.8)
Tax credited to the income statement	(6.6)	(5.3)
Total finance costs, net	19.7	21.8
Operating loss (EBIT)	(11.3)	(12.3)
Depreciation of property, plant and equipment	93.7	91.7
Amortisation of intangible assets	0.3	0.7
Employee share options	0.6	1.6
Adjusted EBITDA(2)	83.3	81.7
(Gains) / losses on disposal of non-current assets	(1.3)	0.4
Increase in working capital	(57.2)	(22.5)
Tax paid	(12.4)	(21.4)
Net cash from operating activities	12.4	38.2

Payments for purchases of property, plant and equipment	(49.5)	(63.0)
Principal repayments of finance lease obligations	(3.9)	(7.3)
Proceeds from sale of property, plant and equipment	1.4	0.4
Capital expenditure	(52.0)	(69.9)

Net cash from operating activities	12.4	38.2
Capital expenditure	(52.0)	(69.9)
Free cash flow	(39.6)	(31.7)

(1) Comparative numbers for the first quarter of 2012 are adjusted to reflect the impact of newly adopted accounting standards in 2012 as detailed in note 1 to the condensed consolidated interim financial statements.

(2) Adjusted EBITDA refers to operating loss before deductions for depreciation and impairment of property, plant and equipment (included both in cost of goods sold and in operating expenses), amortisation and impairment of and adjustments to intangible assets, employee share options and other non-cash items, if any.

Coca-Cola HBC Group

Coca-Cola HBC is the second-largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has a broad geographic footprint with operations in 28 countries serving a population of approximately 581 million people. Coca-Cola HBC offers a diverse range of NARTD beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola HBC is committed to promoting sustainable development in order to create value for its business and for society. This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting its business in ways that protect and preserve the environment and contribute to the socio-economic development of the local communities.

Coca-Cola HBC has a premium listing on the London Stock Exchange (LSE: CCH) and its shares are listed on the Athens Exchange (ATHEX: EEE). Coca-Cola HBC’s American depositary shares (ADSs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola HBC is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit http://www.coca-colahellenic.com/.

Coca-Cola Hellenic Bottling Company SA, a subsidiary of Coca-Cola HBC, has shares listed on the Athens Exchange (ATHEX: EEEK) and American depositary shares, each representing one Coca-Cola Hellenic ordinary shares, listed on the New York Stock Exchange (NYSE:OCCH).

Financial information in this announcement is presented on the basis of
International Financial Reporting Standards (‘IFRS’).

Conference call

Coca-Cola HBC will host a conference call with financial analysts to discuss the first quarter of 2013 financial results on 16 May 2013 at 10:00 am, Swiss time (9:00 am London, 11:00am Athens, and 4:00 am New York time). Interested parties can access the live, audio webcast of the call through Coca-Cola Hellenic’s website (www.coca-colahellenic.com/investorrelations/webcasts).

Enquiries

Coca-Cola HBC AG
Oya Gur	Tel: +30 210 618 3255
Investor Relations Director	email: oya.gur@cchellenic.com

Panagiotis Vergis	Tel: +30 210 618 3124
Investor Relations Manager	email: panagiotis.vergis@cchellenic.com

Eri Tziveli	Tel: +30 210 618 3133
Investor Relations Manager	email: eri.tziveli@cchellenic.com

Corporate brokers:

Credit Suisse	Tel: +44 20 7888 8888
George Maddison	email: george.maddison@credit-suisse.com
Tristan Lovegrove	email: tristan.lovegrove@credit-suisse.com

J.P. Morgan Cazenove	Tel: +44 20 7251 3801
Laurence Hollingworth	email: laurence.hollingworth@jpmorgancazenove.com
James Mitford	email: james.mitford@jpmorgancazenove.com

International media contact:

RLM Finsbury	Tel: +44 20 7251 3801
Guy Lamming	email: guy.lamming@rlmfinsbury.com
Charles Chichester	email: charles.chichester@rlmfinsbury.com

Greek media contact:

V+O Communications	Tel: +30 211 7501223
Mary Andreadi	email: ma@vando.gr

Condensed consolidated interim balance sheet (unaudited)

	Note	As at 29 March 2013 € million	As at 31 December 2012 € million
Assets
Intangible assets	4	1,943.3	1,944.6
Property, plant and equipment	4	3,027.3	3,041.4
Other non-current assets		311.9	293.3
Total non-current assets		5,282.5	5,279.3

Inventories		550.4	458.0
Trade and other receivables		1,074.0	1,073.7
Cash and cash equivalents	5	342.6	439.1
Total current assets		1,967.0	1,970.8
Total assets		7,249.5	7,250.1

Liabilities
Short-term borrowings	5	1,070.1	555.0
Other current liabilities		1,689.8	1,667.3
Total current liabilities		2,759.9	2,222.3

Long-term borrowings	5	1,103.9	1,604.7
Other non-current liabilities		401.7	416.6
Total non-current liabilities		1,505.6	2,021.3
Total liabilities		4,265.5	4,243.6

Equity
Owners of the parent		2,978.9	2,988.7
Non-controlling interests		5.1	17.8
Total equity		2,984.0	3,006.5
Total equity and liabilities		7,249.5	7,250.1

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed consolidated interim income statement (unaudited)

	Note	Three months to 29 March 2013 € million	Three months to 30 March 2012(1) € million
Net sales revenue	3	1,431.9	1,433.4
Cost of goods sold		(951.5)	(938.0)
Gross profit		480.4	495.4

Operating expenses		(485.5)	(494.3)
Restructuring costs	7	(6.2)	(13.4)
Operating loss	3	(11.3)	(12.3)

Finance income		1.5	2.2
Finance costs		(20.2)	(23.4)
Loss on net monetary position		(1.0)	(0.6)
Total finance costs, net	8	(19.7)	(21.8)
Share of results of equity method investments		—	—
Loss before tax		(31.0)	(34.1)

Tax	9	6.6	5.3
Loss after tax		(24.4)	(28.8)

Attributable to:
Owners of the parent		(24.4)	(28.9)
Non-controlling interests		—	0.1
		(24.4)	(28.8)

Basic and diluted losses per share (€)	10	(0.07)	(0.08)

(1) Comparative amounts have been adjusted where necessary to reflect the adoption of accounting standards as detailed in Note 1.

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed consolidated interim statement of comprehensive income (unaudited)

	Three months to 29 March 2013 € million	Three months to 30 March 2012(1) € million
Loss after tax for the period	(24.4)	(28.8)

Other comprehensive income :
Items that may be subsequently reclassified to income statement:
Available-for-sale financial assets:
Valuation losses during the period	(0.1)	—
Cash flow hedges:
Amounts of gains / (losses) during the period	3.5	(15.4)
Amounts of losses reclassified to profit and loss for the period	4.0	1.0
Foreign currency translation	7.9	65.2
Share of other comprehensive income of equity method investments	0.5	(1.0)
Income tax relating to items that may be subsequently reclassified to income statement	(1.0)	3.6
	14.8	53.4
Items that will not be subsequently reclassified to income statement:
Actuarial gains / (losses)	2.1	(14.1)
Income tax relating to items that will not be subsequently reclassified to income statement	(0.1)	2.5
	2.0	(11.6)
Other comprehensive income for the period, net of tax	16.8	41.8
Total comprehensive income for the period	(7.6)	13.0

Total comprehensive income attributable to:
Owners of the parent	(7.6)	12.9
Non-controlling interests	—	0.1
	(7.6)	13.0

(1) Comparative amounts have been adjusted where necessary to reflect the adoption of accounting standards as detailed in Note 1.

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed consolidated interim statement of changes in equity (unaudited)

	Attributable to owners of the parent
	Share capital € million	Share premium € million	Treasury shares € million	Exchange equalisation reserve € million	Other reserves € million	Retained earnings € million	Total € million	Non- controlling interests € million	Total equity € million
Balance as at 1 January 2012	549.8	569.2	(55.5)	(199.7)	380.0	1,660.6	2,904.4	15.8	2,920.2
Share-based compensation:
Options	—	—	—	—	1.6	—	1.6	—	1.6
Movement in treasury shares	—	—	—	—	0.1	—	0.1	—	0.1
Hyperinflation impact	—	—	—	—	—	1.0	1.0	—	1.0
Share of other changes in equity of equity method investments	—	—	—	—	—	(2.1)	(2.1)	—	(2.1)
	549.8	569.2	(55.5)	(199.7)	381.7	1,659.5	2,905.0	15.8	2,920.8
Profit for the year net of tax	—	—	—	—	—	(28.9)	(28.9)	0.1	(28.8)
Other comprehensive income for the year, net of tax	—	—	—	64.2	(10.8)	(11.6)	41.8	—	41.8
Total comprehensive income for the year, net of tax(1)	—	—	—	64.2	(10.8)	(40.5)	12.9	0.1	13.0
Balance as at 30 March 2012 (adjusted) (2)	549.8	569.2	(55.5)	(135.5)	370.9	1,619.0	2,917.9	15.9	2,933.8
Shares issued to employees exercising stock options	—	0.1	—	—	—	—	0.1	—	0.1
Share-based compensation:
Options	—	—	—	—	4.7	—	4.7	—	4.7
Hyperinflation impact	—	—	—	—	—	3.2	3.2	—	3.2
Return of capital to shareholders	(124.6)	—	1.2	—	—	—	(123.4)	—	(123.4)
Reduction of share capital to extinguish accumulated losses of the parent company	(55.0)	—	—	—	—	55.0	—	—	—
Appropriation of reserves	—	—	—	—	0.5	(0.5)	—	—	—
Dividends	—	—	—	—	—	—	—	(1.0)	(1.0)
	370.2	569.3	(54.3)	(135.5)	376.1	1,676.7	2,802.5	14.9	2,817.4
Profit for the year net of tax	—	—	—	—	—	219.3	219.3	2.9	222.2
Other comprehensive income for the year, net of tax	—	—	—	(32.6)	0.5	(1.0)	(33.1)	—	(33.1)
Total comprehensive income for the year, net of tax	—	—	—	(32.6)	0.5	218.3	186.2	2.9	189.1
Balance as at 31 December 2012	370.2	569.3	(54.3)	(168.1)	376.6	1,895.0	2,988.7	17.8	3,006.5

(1)          The amount included in the exchange equalisation reserve of €64.2 million gain for the first quarter of 2012 represents the exchange gains attributed to the owners of the parent of €65.2 million plus the share of equity method investments of €1.0 million loss.

The amount included in other reserves of €10.8 million loss for the first quarter of  2012 consists of cash flow hedges loss of €14.4 million (of which €15.4 million represents revaluation losses for the period and €1.0 million represents revaluation losses reclassified to profit and loss for the period) and the deferred income tax credit of €3.6 million.

The amount of €40.5 million loss comprises a loss for the first quarter of 2012 of €28.9 million, the actuarial losses of €14.1 million plus deferred income tax credit of €2.5 million.

The amount of €0.1 million gain included in non-controlling interests for the first quarter of 2012 represents the share of non-controlling interests in the retained earnings.

(2)          Comparative amounts have been adjusted where necessary to reflect the adoption of accounting standards as detailed in Note 1.

The accompanying notes form an integral part of these condensed consolidated financial statements

Condensed consolidated interim statement of changes in equity (unaudited)

	Attributable to owners of the parent
	Share capital € million	Share premium € million	Treasury shares € million	Exchange equalisation reserve € million	Other reserves € million	Retained earnings € million	Total € million	Non- controlling interests € million	Total equity € million
Balance as at 1 January 2013	370.2	569.3	(54.3)	(168.1)	376.6	1,895.0	2,988.7	17.8	3,006.5
Share-based compensation:
Options	—	—	—	—	0.6	—	0.6	—	0.6
Movement in treasury shares	—	—	—	—	(0.2)	—	(0.2)	—	(0.2)
Hyperinflation impact	—	—	—	—	—	2.5	2.5	—	2.5
Purchase of shares held by non-controlling interest	—	—	—	—	—	(5.1)	(5.1)	(8.2)	(13.3)
Dividends	—	—	—	—	—	—	—	(4.5)	(4.5)
	370.2	569.3	(54.3)	(168.1)	377.0	1,892.4	2,986.5	5.1	2,991.6
Profit for the period net of tax	—	—	—	—	—	(24.4)	(24.4)	—	(24.4)
Other comprehensive income for the year, net of tax(3)	—	—	—	8.4	6.4	2.0	16.8	—	16.8
Total comprehensive income for the year net of tax	—	—	—	8.4	6.4	(22.4)	(7.6)	—	(7.6)
Balance as at 29 March 2013	370.2	569.3	(54.3)	(159.7)	383.4	1,870.0	2,978.9	5.1	2,984.0

(3)         The amount included in the exchange equalisation reserve of €8.4 million gain for the first quarter of 2013 represents the exchange gains attributed to the owners of the parent of €7.9 million plus the share of equity method investments of €0.5 million gain.

The amount included in other reserves of €6.4 million gain for the first quarter of 2013 consists of losses on valuation of available-for-sale financial assets of €0.1 million, cash flow hedges gain of €7.5 million (of which €3.5 million represents revaluation gains for the period and €4.0 million represents revaluation losses reclassified to profit and loss for the period) and the deferred income tax loss of €1.0 million.

The amount of €22.4 million loss comprises a loss for the period of €24.4 million plus actuarial gains of €2.1 million less deferred income tax charge of
€0.1 million.

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed consolidated interim cash flow statement (unaudited)

	Note	Three months to 29 March 2013 € million	Three months to 30 March 2012(1) € million
Operating activities
Loss after tax for the period		(24.4)	(28.8)
Total finance costs, net	8	19.7	21.8
Tax credited to the income statement		(6.6)	(5.3)
Depreciation of property, plant and equipment	4	93.7	91.7
Employee share options		0.6	1.6
Amortisation of intangible assets	4	0.3	0.7
		83.3	81.7

(Gains) / losses on disposal of non-current assets		(1.3)	0.4
Increase in inventories		(88.3)	(86.6)
(Increase) / decrease in trade and other receivables		(6.2)	43.1
Increase in trade and other payables		37.3	21.0
Tax paid		(12.4)	(21.4)
Net cash from operating activities		12.4	38.2
Investing activities
Payments for purchases of property, plant and equipment		(49.5)	(63.0)
Proceeds from sales of property, plant and equipment		1.4	0.4
Net payments for investments		—	(0.5)
Interest received		1.5	2.1
Net cash used in investing activities		(46.6)	(61.0)
Financing activities
Purchase of shares held by non-controlling interests	12	(13.3)	(5.3)
Dividends paid		(4.5)	—
Proceeds from external borrowings		173.9	393.1
Repayments of external borrowings		(169.9)	(384.9)
Principal repayments of finance lease obligations		(3.9)	(7.3)
Interest paid		(46.5)	(48.2)
Net cash used in financing activities		(64.2)	(52.6)

Decrease in cash and cash equivalents		(98.4)	(75.4)
Movement in cash and cash equivalents
Cash and cash equivalents at 1 January		439.1	447.4
Decrease in cash and cash equivalents		(98.4)	(75.4)
Effect of changes in exchange rates		1.5	(1.0)
Hyperinflation impact on cash		0.4	(0.6)
Cash and cash equivalents at the end of the period		342.6	370.4

(1)         Comparative amounts have been adjusted where necessary to reflect the adoption of accounting standards as detailed in Note 1.

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

1.                          Accounting policies

The accounting policies used in the preparation of the condensed consolidated interim financial statements of Coca-Cola Hellenic Bottling Company S.A. (‘Coca-Cola Hellenic’ or the ‘Group’) are consistent with those used in the annual financial statements for the year ended 31 December 2012, except for the adoption, as of 1 January 2013, of the International Financial Reporting Standard (“IFRS”) 13 Fair Value Measurement; the amendment to IFRS 7 Financial Instruments: Disclosures—Offsetting Financial Assets and Financial Liabilities and the annual improvements to IFRSs 2009-2011 cycle which included amendments to IAS 1 Financial Statement Presentation; IAS 16 Property, plant and equipment; IAS 32 Financial Statement Presentation and IAS 34 Interim Financial Reporting.  The adoption of the new and amended standard did not have a significant impact on the current or prior periods, apart from additional disclosures resulting from the adoption of IFRS 13, see note 6.

In the fourth quarter of 2012 the Group early adopted IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interest in Other Entities and the revised IAS 19 Employee Benefits and details of the early adoption can be found in the annual financial statements for the year ended 31 December 2012. The impact from the adoption of IFRS 11 and IAS 19 revised on the first quarter of 2012 is outlined in the tables below:

Impact of change in accounting policies on condensed consolidated interim income statement (unaudited)

	Three months to 30 March 2012	Change in accounting policy		Three months to 30 March 2012
	(before adjustments)	IFRS 11	IAS 19	(as presented)

Gross profit	496.4	(0.9)	(0.1)	495.4
Operating loss	(12.8)	1.1	(0.6)	(12.3)
Loss before tax	(34.4)	0.9	(0.6)	(34.1)
Loss after tax	(28.3)	—	(0.5)	(28.8)
Basic and diluted losses per share (€)	(0.08)	—	—	(0.08)
Other comprehensive income for the period, net of tax	41.4	(0.1)	0.5	41.8
Total comprehensive income for the period	13.1	(0.1)	—	13.0

Impact of change in accounting policies on condensed consolidated interim statement of changes in equity (unaudited)

	As at 30 March 2012	Change in accounting policy		As at 30 March 2012
	(before adjustments)	IFRS 11	IAS 19	(as presented)

Total equity	2,926.9	7.3	(0.4)	2,933.8

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

1.                    Accounting policies (continued)

Impact of change in accounting policies on condensed consolidated interim cash flow statement (unaudited)

	Three months to 30 March 2012	Change in accounting policy		Three months to 30 March 2012
	(before adjustments)	IFRS 11	IAS 19	(as presented)
Net cash from operating activities	38.8	(0.6)	—	38.2
Net cash used in investing activities	(61.2)	0.2	—	(61.0)
Net cash used in financing activities	(54.7)	2.1		(52.6)

Decrease in cash and cash equivalents	(77.1)	1.7	—	(75.4)

Basis of preparation

Operating results for the first quarter of 2013 are not indicative of the results that may be expected for the year ending 31 December 2013 because of business seasonality. Business seasonality results from higher unit sales of the Group’s products in the warmer months of the year. The Group’s methods of accounting for fixed costs such as depreciation and interest expense are not significantly affected by business seasonality.

Costs that are incurred unevenly during the financial year are anticipated or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.

These condensed consolidated interim financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and IFRS as adopted by the European Union (“EU”) applicable to Interim Financial Reporting (“IAS 34”). These condensed consolidated interim financial statements should be read in conjunction with the 2012 annual financial statements, which include a full description of the Group’s accounting policies.

These condensed interim consolidated financial statements were approved for issue by the Board of Directors on 15 May 2013.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

2.                          Exchange rates

The Group’s reporting currency is the euro (€). Coca-Cola Hellenic translates the income statements of subsidiary operations to the euro at average exchange rates and the balance sheet at the closing exchange rate for the period, except for subsidiaries operating in a hyperinflationary environment as explained in Note 8.

The principal exchange rates used for transaction and translation purposes in respect of one euro were:

	Average for the period ended		Closing as at
	29 March 2013	30 March 2012	29 March 2013	31 December 2012
US dollar	1.32	1.32	1.28	1.33
UK sterling	0.85	0.84	0.85	0.82
Polish zloty	4.17	4.20	4.18	4.09
Nigerian naira	205.29	206.48	200.06	206.72
Hungarian forint	296.52	292.10	304.39	291.50
Swiss franc	1.23	1.21	1.22	1.21
Russian Rouble	38.96	39.24	39.44	40.42
Romanian leu	4.38	4.35	4.41	4.43
Serbian dinar	111.63	108.32	111.64	113.46
Czech koruna	25.57	24.92	25.71	25.08
Ukrainian hryvnia	10.53	10.53	10.28	10.57

3.                          Segmental analysis

The Group has one business, being the production, distribution and sale of non-alcoholic, ready-to-drink beverages. The Group operates in 28 countries and its financial results are reported in the following three reportable segments:

Established:	Austria, Cyprus, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.

Developing:	Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.

Emerging:	Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM, Moldova, Montenegro, Nigeria, Romania, Russia, Serbia and Ukraine.

Information on the Group’s segments is as follows:

	Three months ended
	29 March 2013	30 March 2012
Volume in unit cases(1) (million)
Established countries	141.9	153.2
Developing countries	76.8	79.4
Emerging countries	208.0	194.4
Total volume	426.7	427.0

(1)         One unit case corresponds to approximately 5.678 litres or 24 servings, being a typically used measure of volume. Volume data is derived from unaudited operational data.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

3.                                      Segmental analysis (continued)

	Three months ended
	29 March 2013	30 March 2012
Net sales revenue (€ million)
Established countries	570.5	620.2
Developing countries	217.2	229.2
Emerging countries	644.2	584.0
Total net sales revenue	1,431.9	1,433.4
Operating profit (€ million)
Established countries	3.4	8.7
Developing countries	(14.9)	(13.6)
Emerging countries	0.2	(7.4)
Total operating loss	(11.3)	(12.3)
Reconciling items (€ million)
Finance costs, net	(19.7)	(21.8)
Tax	6.6	5.3
Non-controlling interests	—	(0.1)
Loss after tax attributable to owners of the parent	(24.4)	(28.9)

4.                          Tangible and intangible assets

	Property, plant and equipment € million	Intangible assets € million
Opening net book value as at 1 January 2013	3,041.4	1,944.6
Additions	62.9	—
Disposals	(2.4)	—
Depreciation and amortisation	(93.7)	(0.3)
Foreign exchange differences	18.6	(1.0)
Effect of hyperinflation	0.5	—
Closing net book value as at 29 March 2013	3,027.3	1,943.3

5.                          Net debt

	As at
	29 March 2013 € million	31 December 2012 € million
Long-term borrowings	1,103.9	1,604.7
Short-term borrowings	1,070.1	555.0
Cash and cash equivalents	(342.6)	(439.1)
Net debt	1,831.4	1,720.6

Our net debt increased during the first quarter of 2013 by €110.8 million compared to 31 December 2012. The increase was mainly due to an increase of external borrowings of €14.3 million and a decrease in our cash balances of €96.5 million. During the first quarter of 2013, the €500 million bond (book value as of 29 March 2013 of €504.1 million) maturing in January 2014, was reclassified to short term borrowings from long term borrowings.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

6.                          Fair value

The Group’s financial instruments recorded at fair value are included in Level 2 within the fair value hierarchy and comprises derivatives. There have been no changes in valuation techniques and inputs used to determine their fair value since 31 December 2012 (as described in the 2012 Annual Report available on the Coca-Cola Hellenic’s web site: www.coca-colahellenic.com). As at 29 March 2013 the total financial assets included in Level 2 was €48.0 million and the total financial liabilities €132.8 million. There were no transfers between level 1,2 or 3 during the first quarter of 2013. The fair value of bonds and notes payable as at 29 March 2013, including the current portion, is €1,917.7 million, compared to their book value, including the current portion of €1,834.0 million.

7.                          Restructuring costs

Restructuring costs amounted to €6.2 million before tax in the first quarter of 2013. The Group recorded €6.1 million and €0.1 million of restructuring charges in its established and emerging markets respectively. For the first quarter of 2012, restructuring costs amounted to €13.4 million, of which €9.0 million, €3.6 million and €0.8 million related to the Group’s established, developing and emerging markets, respectively. The restructuring costs mainly concern redundancy costs.

8.                          Total finance costs, net

	Three months ended
	29 March 2013 € million	30 March 2012 € million
Finance costs	21.0	23.5
Net foreign exchange gains	(0.8)	(0.1)
Interest income	(1.5)	(2.2)
Loss on net monetary position	1.0	0.6
Total finance costs, net	19.7	21.8

Total net finance costs for the first quarter of 2013 were lower by €2.1 million compared to the same period of prior year, mainly due to €2.5 million lower interest expense. The higher interest expense base of the comparative period was almost entirely due to the ineffectiveness charges related to our interest rate and cross currency swaps hedging instruments.

Hyperinflation

Belarus has been considered to be a hyperinflationary economy since the fourth quarter of 2011. The three year cumulative inflation exceeded 100% and therefore Belarus is consolidated in terms of the measuring unit at the balance sheet date and translated at the closing exchange rate. The restatement was based on conversion factors derived from the Belarus Consumer Price Index (CPI) as compiled by the National Statistical Committee of the Republic of Belarus. The conversion factor used for March 2013 was 1.058 which resulted in a net monetary loss for the first quarter of 2013 of €1.0 million.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

9.                          Tax

The Group’s effective tax rate for 2013 may differ from the Greek statutory tax rate of 26% as a consequence of a number of factors, the most significant of which are: the statutory tax rates of the countries in which the Group operates non-deductibility of certain expenses, non-taxable income and one off tax items.

10.                   Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to the owners of the parent by the weighted average number of shares outstanding during the period (first quarter of 2013: 363,123,372, first quarter of 2012: 363,112,466). Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive ordinary shares arising from exercising employee stock options.

11.                   Share capital

During 2012, the Board of Directors resolved to increase the Coca-Cola Hellenic’s share capital by issuing 5,334 new ordinary shares on 21 March 2012 and 6,165 new ordinary shares on 27 September 2012, following the exercise of stock options pursuant to the Coca-Cola Hellenic employees’ stock option plan. Total proceeds from the issuance of the shares under the stock option plan amounted to €0.1 million.

On 25 June 2012, the Annual General Meeting of shareholders of Coca-Cola Hellenic resolved to decrease the share capital of Coca-Cola Hellenic by the amount of €124.6 million by decreasing the nominal value of Coca-Cola Hellenic’s share by €0.34 per share, from €1.50 to €1.16 per share, and the return of the amount of the decrease to Coca-Cola Hellenic’s shareholders in cash, i.e. a return of €0.34 per share. Furthermore, on the same date, it was resolved to decrease the share capital of Coca-Cola Hellenic by the amount of €55.0 million by decreasing the nominal value of the Coca-Cola Hellenic’s shares by €0.15 per share, from €1.16 to €1.01 per share, in order to extinguish accumulated losses of the parent company Coca-Cola Hellenic in an equal amount.

Following the above changes the share capital on 29 March 2013 amounts to €370.2 million and is comprised of 366,553,507 shares with a nominal value of €1.01 each.

12.                   Non-controlling interests

On 8 June 2011, the Board of Directors of the Coca-Cola Hellenic’s subsidiary Nigerian Bottling Company plc (“NBC”) resolved to propose a scheme of arrangement between NBC and its minority shareholders, involving the cancellation of part of the share capital of NBC. The transaction was approved by the Board of Directors and General Assembly of NBC on 8 June 2011 and 22 July 2011 respectively and resulted in the acquisition of the remaining 33.6% of the voting shares of NBC bringing the Group’s interest in the subsidiary to 100%. The transaction was completed in September 2011 and NBC was de-listed from the Nigerian Stock Exchange. The consideration for the acquisition of non controlling interests was €100.2 million, including transaction costs of €1.8 million, out of which €70.4 million was paid as of 29 March 2013 (as of 31 December 2012: €70.4 million). The difference between the consideration and the carrying value of the interest acquired (€60.1 million) has been recognised in retained earnings while the accumulated components recognised in other comprehensive income have been reallocated within the equity of the Group.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

12.                   Non-controlling interests (continued)

On 14 January 2013, the Group acquired 14% of Coca-Cola Hellenic Bottling Company Bulgaria AD, bringing the Group’s interest in the subsidiary to 99.39%. The consideration paid for the acquisition of non controlling interests acquired was €13.3 million and the carrying value of the additional interest acquired was €8.2 million. The difference between the consideration and the carrying value of the interest acquired has been recognised in retained earnings.

13.                   Dividends

No dividend was declared and paid for the fiscal years 2011 and 2012.

14.                   Contingencies

There have been no significant changes in contingencies since 31 December 2012 (as described in the 2012 Annual Report available on the Coca-Cola Hellenic’s web site: www.coca-colahellenic.com).

15.                   Commitments

As of 29 March 2013 the Group has capital commitments of €111.7 million (31 December 2012: €90.3 million), which mainly relate to plant and machinery equipment.

16.                   Number of employees

The average number of full-time equivalent employees in the first quarter of 2013 was 38,122 (39,525 for the first quarter of 2012).

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

17.                   Related party transactions

a) The Coca-Cola Company

As at 29 March 2013, The Coca-Cola Company and its subsidiaries (collectively, ‘TCCC”) indirectly owned 23.2% (2012: 23.2%) of the issued share capital of Coca-Cola Hellenic.

Total purchases of concentrate, finished products and other materials from TCCC and its subsidiaries during the first quarter of 2013 amounted to €321.6 million (€302.1 million in the prior year period). Total net contributions received from TCCC for marketing and promotional incentives during the same period amounted to €15.7 million (€11.0 million in the prior year period).

During the first quarter of 2013, the Group sold €6.1 million of finished goods and raw materials to TCCC (€7.8 million in the prior year period) while other income from TCCC was €1.7 million (€3.1 million in the prior year period). Other expenses from TCCC amounted to €1.3 million for the first quarter of 2013 (nil in the prior year period).

As at 29 March 2013, the Group had a total amount of €56.0 million (€49.6 million as at 31 December 2012) due from TCCC, and had a total amount of €188.4 million (€154.0 million as at 31 December 2012) due to TCCC.

b) Kar-Tess Holding

Frigoglass S.A. (‘Frigoglass’)

Frigoglass, a company listed on the Athens Exchange, is a manufacturer of coolers, glass bottles and crowns. Frigoglass is related to Coca-Cola Hellenic by way of a 44.1% (2012: 44.1%) ownership by the parent of Kar-Tess Holding, which as at 29 March 2013 owned 23.3% (2012: 23.3%) of the issued share capital of Coca-Cola Hellenic. Frigoglass has a controlling interest in Frigoglass Industries Limited, a company in which Coca-Cola Hellenic has a 23.9% effective interest, through its investment in NBC.

During the first quarter of 2013, the Group made purchases of €23.5 million (€79.3 million in the prior year period) of coolers, raw materials and containers from Frigoglass and its subsidiaries and incurred maintenance and other expenses of €2.6 million (€1.3 million in the prior year period). There was no other income recorded from Frigoglass during the first quarter of 2013 (€0.1 million in the prior year period). As at 29 March 2013, Coca-Cola Hellenic owed €23.9 million (€21.4 million as at 31 December 2012) to, and was owed €0.2 million (€1.2 million as at 31 December 2012) by Frigoglass.

c) Other related parties

During the first quarter of 2013, the Group purchased €24.5 million of raw materials and finished goods (€21.1 million in the prior year period). In addition, the Group received reimbursement for direct marketing expenses incurred of €0.1 million for the first quarter of 2013 (nil in the prior year period). Furthermore during the first quarter of 2013, the Group incurred other expenses of €8.7 million (€2.6 million in the prior year period) and recorded income of €3.1 million (nil in the prior year period). As at 29 March 2013, the Group owed €22.8 million (€8.1 million as at 31 December 2012) to, and was owed €5.6 million (€0.4 million as at 31 December 2012) by other related parties.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

17.                   Related party transactions (continued)

d) Joint Ventures

During the first quarter of 2013, the Group purchased €5.3 million of finished goods (€5.7 million in the prior year period) from joint ventures. In addition, during the first quarter of 2013, the Group incurred expenses of €0.1 million (€0.1 million in the prior year period) and recorded other income of €0.2 million from joint ventures (€0.3 million in the prior year period). As at 29 March 2013, the Group owed €66.7 million (€67.5 million as at 31 December 2012) to, and was owed €21.8 million (€19.5 million as at 31 December 2012) by joint ventures.

There were no transactions between Coca-Cola Hellenic and the directors and senior management except for remuneration for the period ended 29 March 2013, as well as the prior year period.

There were no other significant transactions with related parties for the period ended 29 March 2013.

18.                   Subsequent events

On 18 April 2013, the supply agreement between Coca-Cola Hellenic and Frigoglass S.A. was renewed for a term of five years from 31 December 2013, on substantially similar terms.

On 25 April 2013 Coca-Cola HBC AG acquired 96.85% of all issued Coca-Cola Hellenic shares, including shares represented by American depositary shares, and became the new parent company of the Group following successful completion of its voluntary share exchange offer. On 29 April 2013 trading in Coca-Cola HBC AG shares commenced on the premium segment of the LSE (Ticker symbol: CCH) and on the Athens Exchange (Ticker symbol: EEE)and regular way trading in Coca-Cola HBC AG ADSs commenced on the NYSE (Ticker symbol: CCH). As a result, all of the Coca-Cola Hellenic stock options were cancelled and have been replaced by an equal number of Coca-Cola HBC AG stock options on substantially equivalent terms.

Post 29 March 2013 the Group incurred €1.3 million of restructuring costs before tax, of which €0.9 million and €0.4 million related to the Group’s established and developing markets respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2013	Coca-Cola Hellenic Bottling Company SA

	By:	/s/ SPYROS MELLO
	Name:	Spyros Mello
	Title:	Chief Compliance Officer and Deputy General Counsel

Date: May 16, 2013	Coca-Cola HBC AG

	By:	/s/ DIMITRIS LOIS
	Name:	Dimitris Lois
	Title:	Chief Executive Officer

	By:	/s/ JAN GUSTAVSSON
	Name:	Jan Gustavsson
	Title:	General Counsel, Company Secretary and Director of Strategic Development